Exhibit 99.1

BAJA MINING CORP
500-200 Burrard Street, Vancouver, BC, Canada V6C 3L6
T 604 685 2323 F 604 629 5228

November 23, 2010

BAJ:TSX/BAJFF:OTCQX

NEWS RELEASE

BAJA CLOSES C$184 MILLION BOUGHT DEAL FINANCING

Baja Mining Corp. ("Baja") is pleased to announce that it has completed a cross border bought deal equity financing (the "Offering") for gross proceeds of C$184,057,500, inclusive of the over-allotment option granted to the underwriters. Pursuant to the Offering, Baja issued 167,325,000 common shares at a price of $1.10 per common share (see news release dated November 1, 2010).

The Offering was underwritten by a syndicate co-led by Raymond James Ltd. and Canaccord Genuity Corp., and including Cormark Securities Inc., CIBC World Markets Corp., and Haywood Securities Inc.

The net proceeds of the Offering combined with the project financing facilities provides all necessary funding to complete engineering, construction and commissioning of the Boleo copper-cobalt-zinc-manganese project and additional funding for general working capital purposes.

Louis Dreyfus Commodities Metals Suisse SA purchased 36,000,000 of the common shares sold pursuant to the Offering for gross proceeds of C$39.6 Million.

Copies of the Canadian prospectus relating to the Offering are available at www.sedar.com, and copies of the U.S. prospectus relating to the Offering are available through the SEC’s website at www.sec.gov. Alternatively, a copy of the Canadian prospectus and/or the U.S. prospectus relating to the Offering can be obtained by contacting Sara Minatel of Raymond James Ltd. by phone at (416) 777-4939 or by email at sara.minatel@raymondjames.ca.

Baja Mining is a Vancouver, Canada-based publicly traded mine development company (TSX:BAJ; OTCQX:BAJFF) with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico, targeted for copper commissioning in 2012, and production in early 2013. A Korean syndicate of industrial companies holds the remaining 30%. Baja is the project operator.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.